SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CTC MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12642X 10 6
(CUSIP Number)
Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March [ ], 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 12642X 10 6	13D	Page 2 of 10 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telcrest Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.4%(1)
14	type of reporting person*
HC

(1) Based on 155,710,719 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of November 1, 2013, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed on November 7, 2013.

CUSIP No. 12642X 10 6	13D	Page 3 of 10 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLC “IC ABROS”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.4%(1)
14	type of reporting person*
HC

(1) Based on 155,710,719 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of November 1, 2013, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed on November 7, 2013.

CUSIP No. 12642X 10 6	13D	Page 4 of 10 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK “ROSSIYA”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.4%(1)
14	type of reporting person*
BK

(1) Based on 155,710,719 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of November 1, 2013, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed on November 7, 2013.

CUSIP No. 12642X 10 6	13D	Page 5 of 10 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CJSC “ABR MANAGEMENT”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.4%(1)
14	type of reporting person*
OO

(1) Based on 155,710,719 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of November 1, 2013, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed on November 7, 2013.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on June 10, 2011 and amended on September 10, 2012 (as so amended, the “Statement”), and is being filed on behalf of Telcrest Investments Limited, LLC “IC Abros”, BANK “ROSSIYA” and CJSC “ABR Management”, and reflects a reorganization of how such entities hold shares of Telcrest Investments Limited, which in turn holds shares of CTC Media, Inc.

Item 2. Identity and Background

The response to Item 2 in the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

(i) Telcrest Investments Limited (“Telcrest”)

(ii) LLC “IC Abros” (“Abros”)

(iii) BANK "ROSSIYA" (“Bank Rossiya”); and

(iv) CJSC “ABR Management” (“ABR”).

This Statement relates to the shares of the Issuer held of record by Telcrest. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

The Reporting Persons

Telcrest is a Cyprus company with its principal address at Themistokli Dervi, 3, Julia House, 1066, Nicosia, Cyprus. Telcrest was formed for the purpose of acquiring and holding the shares of Common Stock of the Issuer (the “Shares”). The principal business of Telcrest is to function as a holding company.

Abros is a Russian limited liability company with its principal address at 2 liter A, Rastrelli sq., 191124, Saint-Petersburg, Russia. Abros’ principal business is to function as a holding company. Abros is the record owner of the Class A shares of Telcrest, which have sole voting rights other than with respect to certain reserved matters, on which the holders of Class A shares vote with the Class B shares of Telcrest. The Class A Shares constitute approximately 27% of the total issued and outstanding shares (of all classes) of Telcrest.

Bank Rossiya is a Russian Open Joint Stock Company with its principal address at 2 liter A, Rastrelli sq., 191124, Saint-Petersburg, Russia. Bank Rossiya’s principal business is banking operations and investments. Bank Rossiya is the owner of all of the issued and outstanding shares of Abros.

ABR is a Russian Open Joint Stock Company with its principal address at 2 liter A, Rastrelli sq., 191124, Saint-Petersburg, Russia. ABR’s principal business is security trust management. ABR is the trustee under a trust agreement with certain shareholders of Bank Rossiya, pursuant to which ABR has the power to manage and exercise certain rights of a majority of the outstanding shares of Bank Rossiya for the benefit of such shareholders. The rights ABR is entitled to exercise in its discretion include, but are not limited to, convening and participating in general meetings of shareholders of Bank Rossiya, proposing candidates for management positions of Bank Rossiya, and voting on all issues connected with activities of Bank Rossiya that fall within the competence of the general meeting of shareholders of Bank Rossiya. In addition, ABR expects to enter into an agency agreement with Abros, pursuant to which ABR has similar rights with respect to Abros’ shares of Telcrest.

Certain of the Reporting Persons also have direct and indirect minority equity interests in JSC “National Media Group”, a Russian closed joint stock company (“NMG”), which owns a minority of the Class B shares of Telcrest (approximately 8% of the outstanding equity (of all classes) of Telcrest), which have limited voting rights with respect to corporate actions of Telcrest, including the right to vote with the holders of Class A shares on dispositions and transfers of the Shares. The Reporting Persons disclaim beneficial ownership of the interest of NMG in Telcrest. In addition, Bank Rossiya owns Class B shares of Telcrest constituting approximately 10% of the outstanding equity (of all classes) of Telcrest, and Itera Media Ltd., a wholly owned subsidiary of Abros, owns Class B shares of Telcrest constituting approximately 28% of the outstanding equity (of all classes) of Telcrest.

Current information concerning the identity and background of the directors and officers of each Reporting Person is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons set forth on Annex A hereto, has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Annex A of the Statement is hereby amended by replacing such annex in its entirety with the following:

Telcrest

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kallenos, Emilios	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Accoutant	Cyprus
Hadjimichael, Michalakis	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Private employee	Cyprus
Pentya, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Vice-president	Russia

LLC “IC Abros”

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kovalchuk, Kirill	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Managing Director	Russia
Minaev, Oleg	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	General Director	Russia
Germanov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Deputy of General Director	Russia

Executive Officer

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kreschuk, Andrey	2 Liter A, Rastrelli sq., St. Petersburg, Russia	LLC “IC Abros”	CEO	Russia

Bank Rossiya

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Warnig, Artur Matthias	Subsidiary in Russia: 7 Znamenka street, Moscow, Russia	JSC Nord Stream AG	Managing Director	Germany
Barankov Vladislav	Grigoriya Kukuevitskogo str., 1, block 1, Surgut, Yugra, Khanty-Mansiyskiy Autonomous Region, Russia	JSC “SurgutNefteGaz”	First Deputy of General Director in Finance and Tax	Russia

Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Lebedev, Dmitry	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Managing director	Russia
Noskov Mikhail	Leningradskoe Road, 39A Block 1, Moscow, Russia	LLC “T2 RUS Holding”	General Director	Russia
Seleznev, Kirill	16 Nametkina St., Moscow, Russia	OJSC “GAZPROM”	Member of the Management Committee, Head of the Gas and Liquid Hydrocarbons Marketing and Processing Department	Russia
Minaev, Oleg	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	General Director	Russia
Logovinskiy, Evgeny	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia

Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Logovinskiy, Evgeny	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia
Amelin, Oleg	18 bld. 2, Merzlyakovsky Lane, Moscow, Russia	BANK “ROSSIYA”	Executive director, Moscow and Moscow Oblast’	Russia

Kabalina, Faniya	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chief accountant	Russia
Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Khlestov Yuriy	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Malinin, Oleg	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Druzhinin, Maxim	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Executive director, Retail business	Russia
Shalenkov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia

CJSC “ABR Management”

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kovalchuk, Kirill	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Managing Director	Russia
Lebedev, Dmitry	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	Managing director	Russia
Piccinini, Marco	7, boulevard des Moulins, Monte Carlo, MC 98000, Monaco	n/a	Self employed	Monaco
Proglio, Henri	30 avenue de Wagram, 75008, Paris, France	Électricité de France	General Director	France

Condignoni, Angelo	7, boulevard des Moulins, Monte Carlo, MC 98000, Monaco	S.A.M. Acceleration Management Solutions	President	Italy

Executive Officer

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Minaev, Oleg	2 Liter A, Rastrelli sq., St. Petersburg, Russia	CJSC “ABR Management”	CEO	Russia

Item 7. Material to be Filed as Exhibits

Exhibit	Name
5	Joint Filing Agreement by and among Telcrest Investments Limited, LLC “IC Abros”, BANK “ROSSIYA” and CJSC “ABR Management”, dated as of March [ ], 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March , 2014

TELCREST INVESTMENTS LIMITED

By:	/s/ Alexander Pentya
Name: Alexander Pentya Title: Director

LLC “IC ABROS”

By:	/s/ Andrey Kreschuk
Name: Andrey Kreschuk Title: General Director

BANK “ROSSIYA”

By:	/s/ Evgeniy Logovinsky
Name: Evgeniy Logovinsky Title: Chairman of the Management Board

CJSC “ABR MANAGEMENT”

By:	/s/ Oleg Minaev
Name: Oleg Minaev Title: General Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)